EXHIBIT 99.3

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Annual General Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Tencent Music Entertainment Group, a Cayman Islands company (the “Company”), of proxies from holders of the issued Class A ordinary shares with a par value of US$0.000083 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares with a par value of US$0.000083 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 10/ F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, on December 30, 2022 at 9:55

a.m. (or soon after the class meetings of holders of the Class A Ordinary Shares and Class B Ordinary Shares convened on the same date and at the same place as the Annual General Meeting), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the notice of Annual General Meeting dated November 22, 2022 (the “Meeting Notice”). Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in the Meeting Notice. The description of the resolutions is by way of summary only. The full text appears in the Meeting Notice.

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on November 23, 2022 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes, on all matters at the Meeting. The quorum of the Meeting is one or more shareholders holding in aggregate at least a majority of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/ her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, as soon as possible and no later than 9:55 a.m., Hong Kong time, on December 28, 2022, being not less than 48 hours before the time for holding the Meeting, to ensure your representation at the Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

This Form of Proxy is not valid for holders of the American Depositary Shares of the Company. Holders of the American Depositary Shares of the Company should refer to the Meeting Notice for further information on attendance and voting arrangements.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Annual General Meeting(Note 1)

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)

of ,

being the registered holder of ________________________Class A ordinary shares,(Note 3) par value US$0.000083 per share, and___________________ Class B ordinary shares,(Note 3) par value US$0.000083 per share, of Tencent Music Entertainment Group (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 4) or

of ________________________________________________________________________________________________________as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at 9:55 a.m., Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong (or soon after the class meetings of holders of the Class A Ordinary Shares and Class B Ordinary Shares convened on the same date and at the same place as the Annual General Meeting) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 5)

RESOLUTION(Note 6)	FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1

As an ordinary resolution:

to confirm, approve and ratify the re-appointment of PricewaterhouseCoopers as the auditor of the Company for 2022 and to authorize the audit committee of the board of the Company to fix the remuneration of the auditor.

2

As a special resolution: THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A Ordinary Shares (the “Class A Meeting”) and the class meeting of holders of Class B Ordinary Shares (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”)

(regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital.

RESOLUTION(Note 6)	FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
3

As a special resolution: THAT the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Listing Document (regarding the amendments to the Company’s Memorandum of Association and Articles of Association other than Articles 60, 66, 72 and 75), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 4(2), 14(1), 14(2), 14(3), 14(4), 14(5), 16, 17, 20 and 21 of

Appendix 3; (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be postponed to a specific date, time and place; and (c) incorporating certain consequential and housekeeping amendments.

Dated	, 2022	Signature(s)(Note 7)

Notes:

1.	This Form of Proxy is not valid for holders of the American Depositary Shares of the Company. Holders of the American Depositary Shares of the Company should refer to the Meeting Notice for further information on attendance and voting arrangements.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

4.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR”, “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

6.	Please refer to the Meeting Notice for details of the approval threshold for each of the resolution.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.